News Release	AMEX, TSX Symbol: NG

Final Results Confirm Potential for New Resource on Copper Canyon Target
at Galore Creek Project

25 October 2004 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  Eight drill holes were completed during the 2004 exploration program on the Copper Canyon target at the Galore Creek Project in Northwestern British Columbia. Drilling encountered significant gold, silver and copper mineralization that starts near surface and remains open to further expansion in all directions and at depth.

  Highlights from this seasons drilling include drill holes CC04-022 which intersected 73.5 meters of 1.66% Copper Equivalent(1) (CuEq) or 2.74 g/t Gold Equivalent (1)(AuEq) and hole CC04-023 which intersected a total of 274 meters of 1.31% CuEq (2.16 g/t AuEq).

  Highlights from previous drilling include: CC90-01 with 118.3 meters of 1.73% CuEq (2.84 g/t AuEq) including 28 meters of 2.87% CuEq (4.72 g/t AuEq); CC90-02 with 270.7 meters of 2.41% CuEq (3.96 g/t AuEq) including 66 meters of 4.01% CuEq (6.59 g/t AuEq); and CC90-07 with 51.4 meters of 2.11% Cu Eq (3.46 g/t AuEq) .

  An independent resource estimate by Hatch Ltd. has been initiated based on the new geologic model developed by NovaGold incorporating the new 2004 drill holes and previous drilling on the property. The new resource estimate is expected to be complete toward the end of the year. NovaGold is targeting the potential to define a new additional resource at Copper Canyon of 1 to 2 million ounces of gold and over a billion pounds of copper.

Copper Canyon Drilling Defines Significant Precious Metal Rich Mineralization

Final drill results from eight core holes totaling 2,710 meters (8,900 feet) at the Copper Canyon target on the Galore Creek project in Northwestern British Columbia have confirmed historic results and expanded the known near surface zone of gold, silver and copper mineralization. Seven of the eight 2004 drill holes encountered significant widths of gold, copper and silver mineralization. These holes demonstrate continuity of the mineralization and in several areas contain significantly higher-grade material. The Copper Canyon property is under option from Eagle Plains Resources (TSX-V: EPL) and directly adjoins the main Galore Creek property. NovaGold is exploring the property as part of its overall Galore Creek program.

Combined with the previous work on the Copper Canyon prospect, NovaGold's drilling shows that a large precious metal rich zone of mineralization is present on the property that is open to additional expansion. Based on extensive field mapping and the existing drill database, NovaGold is developing a new geologic model for Copper Canyon which will be the basis for an initial independent resource estimate to be completed toward year end.

One of the major objectives of the Galore Creek exploration program this season has been the delineation of additional higher-grade mineralization which would allow for higher production levels beyond the first 5 years of the mine life. The recent Preliminary Economic Assessment study shows that by increasing the number of years of higher-grade, precious metal rich throughput at Galore Creek, there is a significant increase in the internal rate of return and overall net present value of the project.

The Copper Canyon area has been of particular focus in this year's Galore Creek program due to its significantly enriched levels of gold and silver mineralization. NovaGold is targeting the potential to define a new additional resource from the Copper Canyon area of 1 to 2 million ounces of gold and over a billion pounds of copper.

The results from the drilling at Copper Canyon have defined a broad area of precious metal rich mineralization at least 700 meters by 400 meters with the deposit open to expansion in all directions and at depth. The mineralization at Copper Canyon begins at surface continuing to at least 300 meters depth and occurs as a roughly 100+ meter thick zone of disseminated chalcopyrite and pyrite hosted within an intrusive porphyry complex characterized by an extensive orthomagmatic breccia unit.

Significantly higher-grade zones are present within the broadly disseminated zones of mineralization as seen in drill hole CC04-022, which intersected 73.5 meters of 1.66% CuEq (2.74 g/t AuEq) grading 1.01 g/t Au, 20.1 g/t Ag and 0.87% Cu and ended in mineralization. Drill hole CC04-023, a 100 meter offset to the north, intersected a total of 274.4 meters of 1.31% CuEq (2.16 g/t AuEq) grading an average of 0.76 g/t Au, 12.9 g/t Ag and 0.74% Cu in two composite intervals. Included in this hole was an intersection averaging 3.44% CuEq (5.66 g/t AuEq) over 33.5 meters and grading 1.77 g/t Au, 23.8 g/t Ag and 2.16% Cu.

The current Copper Canyon database consists of the eight 2004 NovaGold drill holes (see Table 1) and 13 Consolidated Rhodes holes drilled in 1990 (see Table 2). With the drilling completed to date there are a total of 18 mineralized drill holes at Copper Canyon with a total average mineralized thickness of 136 meters grading 2.0 g/t AuEq or 1.2% CuEq.

Table 1. 2004 Copper Canyon Drill Hole Intercepts

Drill Hole Number	From M	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
CC04-022	155.5	229.0	73.5	241.3	1.01	20.1	0.87	2.74	1.66
Including	168.0	214.0	46.0	150.9	1.44	23.6	1.14	3.69	2.23
CC04-023	44.0	228.6	172.4	565.5	0.77	14.2	0.88	2.44	1.48
Including	158.5	192.0	33.5	110.0	1.77	23.8	2.16	5.66	3.44
	271.0	373.0	102.0	334.6	0.73	10.4	0.47	1.65	1.00
Including	286.0	306.0	20.0	65.6	1.71	26.0	1.28	4.19	2.55
Total			274.4	900.2	0.76	12.9	0.74	2.16	1.31
CC04-024	146.0	166.0	20.0	65.6	1.22	1.1	0.04	1.30	0.79
	220.0	256.5	36.5	119.7	1.09	83.3	0.03	2.35	1.43
Including	229.0	240.0	11.0	36.1	1.54	273.5	0.07	5.66	3.44
	277.0	323.2	46.2	151.6	0.82	0.5	0.01	0.86	0.52
Total			102.6	336.6	0.99	30.0	0.03	1.47	0.90
CC04-025	134.5	278.0	143.5	470.8	0.33	9.5	0.46	1.22	0.74
CC04-026	261.0	300.6	39.6	129.9	0.44	2.6	0.34	1.04	0.63
	322.6	421.8	99.2	325.5	0.77	7.7	0.45	1.61	0.98
Including	345.5	360.0	14.5	47.6	1.36	9.7	0.67	2.60	1.58
Total			138.9	455.7	0.67	6.3	0.42	1.45	0.89
CC04-028	306.0	335.9	29.9	98.1	0.47	2.5	0.38	1.14	0.69
	356.4	441.4	85.0	278.9	0.38	2.3	0.19	0.72	0.44
Total			114.9	377.0	0.40	2.3	0.24	0.83	0.51
CC04-029	161.5	195.6	34.1	111.9	0.57	1.0	0.20	0.90	0.55

Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. (2). Two sample intervals totaling 12.2 m with no recovery account for the interval discrepancy in composites in CC04-023. (3) CC04-027 had no significant results.

Table 2. Historic 1990 Copper Canyon Drill Hole Intercepts

Drill Hole Number	From M	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
CC90-001	2.70	64.0	61.3	201.1	0.62	24.8	1.12	2.83	1.72
including	18.0	31.0	13.0	42.7	1.03	47.3	2.19	5.33	3.24
	87.0	115.0	28.0	91.9	3.54	11.5	0.61	4.72	2.87
including	89.0	105.0	16.0	52.5	5.03	13.1	0.68	6.33	3.85
	120.0	149.0	29.0	95.1	0.64	4.5	0.22	1.07	0.65
Total			118.3	388.1	1.32	16.7	0.78	2.84	1.73
CC90-002	5.6	276.3	270.7	888.1	1.89	22.3	1.06	3.96	2.41
including	21.0	87.0	66.0	216.5	2.19	42.0	2.30	6.59	4.01
including	118.0	138.0	20.0	65.6	4.07	46.1	1.67	7.50	4.56
Total			270.7	888.1	1.89	22.3	1.06	3.96	2.41
CC90-004	146.0	193.0	47.0	154.2	1.43	16.4	0.82	3.02	1.83
	207.0	315.0	108.0	354.3	1.03	18.0	0.77	2.55	1.55
including	259.0	271.0	12.0	39.4	4.20	34.5	1.59	7.32	4.45
	320.0	396.0	76.0	249.3	0.26	20.0	0.34	1.12	0.68
Total			231.0	757.9	0.86	18.3	0.64	2.18	1.32
CC90-005	93.0	113.0	20.0	65.6	0.32	11.2	0.62	1.50	0.91
	128.0	144.0	16.0	52.5	4.24	25.7	1.03	6.31	3.84
including	134.0	144.0	10.0	32.8	6.25	28.6	1.24	8.71	5.29
	151.0	190.0	39.0	128.0	0.17	14.0	0.42	1.07	0.65
	200.0	239.0	39.0	128.0	0.12	11.9	0.43	1.00	0.61
	293.0	308.8	15.8	51.8	0.22	15.3	0.47	1.21	0.74
Total			129.8	425.8	0.69	14.5	0.53	1.78	1.08
CC90-006	53.0	179.0	126.0	413.4	0.52	4.8	0.42	1.28	0.78
CC90-007	3.6	55.0	51.4	168.6	1.19	34.9	1.07	3.46	2.11
CC90-009	51.0	101.0	50.0	164.0	1.41	0.9	0.02	1.45	0.88
CC90-010	51.0	73.0	22.0	72.2	0.96	2.4	0.01	1.01	0.61
	111.0	159.0	48.0	157.5	0.76	4.5	0.26	1.25	0.76
	178.0	282.0	104.0	341.2	1.94	8.2	0.38	2.69	1.64
including	189.0	205.0	16.0	52.5	6.27	24.5	1.25	8.67	5.27
	294.0	359.0	65.0	213.3	1.01	2.5	0.04	1.11	0.68
	387.0	411.0	24.0	78.7	1.02	1.8	0.01	1.06	0.64
Total			263.0	862.9	1.50	5.9	0.26	2.02	1.23
CC90-011	136.0	182.0	46.0	150.9	0.24	21.2	0.69	1.68	1.02
CC90-012	132.0	269.0	137.0	449.5	0.17	13.5	0.41	1.04	0.63
	368.0	466.0	98.0	321.5	0.39	7.8	0.29	0.97	0.59
Total			235.0	771.0	0.26	11.1	0.36	1.01	0.61
CC90-013	75.0	128.0	53.0	173.9	0.52	1.6	0.23	0.91	0.55
Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. (2) Drill holes CC90-003, and CC90-008 had no significant results.

The drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Results Support Expansion Beyond Preliminary Economic Assessment Base Case

These results from Copper Canyon continue to demonstrate the potential to significantly expand the known resources at the Galore Creek project. The Galore Creek project resource used in the Preliminary Economic Assessment completed in August by independent engineering firm Hatch Ltd., did not include any mineralization from Copper Canyon, West Fork, or the Junction areas. All three areas are anticipated to contain significant additional resources based on this years drill results.

The definition of new resources from these areas would support expansion of the project beyond the base case in the study. The base case in the study showed that at a production level of 30,000 tonnes per day the Galore Creek project has the potential in the first 5 years of the project to produce an average of 270,000 ounces gold, 1.8 million ounces silver and 200 million lbs copper annually at an average total cash costs in the lower quartile of producer costs. Based on the criteria in the Preliminary Economic Assessment Study each additional year of higher-grade throughput averaging 1 g/t gold and 1% copper (1.7% Copper Equivalent or 2.8 g/t Gold Equivalent) adds US$175 million in annual operating cash flow using long term metal prices of $375 gold, $5.50 Silver and $0.90 copper increasing to over US$280 million in annual cash flow at recent prices. The company is very encouraged with drill results to date and their potential to positively impact the rate of return for the Galore Creek project.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Inc. under which NovaGold may acquire a 60% interest in the Grace claims. NovaGold has also staked claims in the surrounding area which it controls 100%.

Currently five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date approximately 23,000 meters (75,500 feet) of drilling in 73 holes have been completed this season. Drilling is anticipated to continue through late November. Additional assay results from drilling on the Southwest deposit, West Fork, and Junction targets are expected over the coming months.

Results of a detailed airborne magnetics and radiometric survey are nearly complete and will be integrated into the new geologic models for Copper Canyon, West Fork and the Junction targets.

An associated map and cross section related to this news release is available at www.novagold.net.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.